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August 15, 2006		Writer’s Direct Contact 858.720.5103 jglaser@mofo.com

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. John Reynolds, Assistant Director
Ms. Janice McGuirk
Ms. Angela Halac

Re:	Catcher Holdings, Inc. (“the Company”)
Amendment No. 1 to Registration Statement on Form SB-2
Filed June 16, 2006
File No. 333-133579

Ladies and Gentlemen:

Enclosed for filing on behalf of our client, Catcher Holdings, Inc. (the “Company”), is Pre-Effective Amendment No. 2 (the “Amendment”), amending the Company’s Registration Statement on Form SB-2, originally filed with the Securities and Exchange Commission on April 27, 2006 (the “Registration Statement”). Under separate cover, courtesy copies of the Amendment, marked to show changes, are also being sent to the staff of the Securities and Exchange Commission (the “Staff”).

The Amendment is being filed in response to the comments received from the Staff by letter dated July 19, 2006 (the “Staff Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff Letter. Please note that two paragraphs were each numbered 1 in the Staff Letter. The comments contained in the Staff Letter have been incorporated into this response letter for your convenience.

Securities and Exchange Commission

August 15, 2006

Page Two

Prospectus Summary, page 1

1.	If true, please indicate in the “Overview” section that commercial sales of the CATCHER device have not commenced and additional authorizations are needed before those sales may begin.

Response to Comment #1

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the prospectus to clarify that commercial sales of the CATCHER device have not yet commenced and to provide additional disclosure regarding authorizations.

Risk Factors, page 9

1.	We note your disclosure of issuances of securities that are in violation of Section 5 under the Securities Act of 1933. Accordingly, it appears that these financial instruments may be redeemable at the option of the holder. Please tell us why these financial instruments are not presented separately from stockholders’ equity. Please refer to the guidance in ASR 268 and Section I.A. of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, available on our website. Also, please make the appropriate disclosure in MD&A and the footnotes to discuss the matter.

Response to Comment #1

The Company respectfully informs the Staff that it has determined that the statute of limitations has run on any claim for rescission by the purchasers of the options and shares issued under the S-8 registration statements in question as all of such options and shares were purchased from the Company more than one year ago. Consequently, the Company has concluded that there are no longer any rescission rights available to the purchasers under the S-8 registration statements in question for a violation of Section 5 of the Securities Act of 1933 (the “Securities Act”).

In addition, the Company respectfully advises the Staff that the purchasers of the options and shares issued under the S-8 registration statements were insiders of the Company at the time of such purchases. Section 13 of the Securities Act provides that no action shall be maintained to enforce liability under Section 12(a)(2) of the Securities Act unless brought within one year after discovery. As insiders, the purchasers would have been involved in the preparation of the S-8 registration statements and aware of any defects in such registration statements at the time they made purchases thereunder. As all such purchases occurred more than a year ago, the Company believes that the one year period to enforce liability pursuant to Section 13 of the Securities Act has expired.

Securities and Exchange Commission

August 15, 2006

Page Three

Further, the Company received an immaterial amount of consideration in connection with the purchases under the S-8 registration statements.

Based on these facts, the Company has revised its disclosure on page 10 of the prospectus to indicate that the Company believes that the statue of limitations has run on any claim for rescission under Section 12(a)(1) or 12(a)(2) of the Securities Act. Further, the Company has revised its disclosure to indicate that even if rescission rights were held to be available, the Company believes that its maximum potential liability for any rescission claims to the purchasers of the securities from the Company would be immaterial to its financial condition.

Management’s Discussion and Analysis . . . ., page 16

2.	Please explain the basis for the statement under “Results of Operations - Comparison of the three months ended March 31, 2006 and 2005 (unaudited)” that you “expect to begin full scale production during the second quarter of 2006.” In this regard, the business section refers to the need for additional authorizations and possible delays in commercial sales if those authorizations are not obtained.

Response to Comment #2

The Company respectfully advises the Staff that it has revised the disclosure on page 18 of the prospectus to state that the Company expects to begin full scale production during the third quarter of 2006 and has added reference to the additional authorizations that may be required.

Company Overview, page 26

3.	The second paragraph indicates that additional authorizations “may be required” for initial and future production units and those authorizations may be delayed, which in turn could delay sales of units. Later in this section, please explain the additional authorizations that may be required and the time frame and cost to obtain them. Please revise your MD&A section to explain the possible ramifications to the company from delays in obtaining such equipment authorizations and the resulting delay in the commencement of sales of the units. Further, please add a risk factor on this matter or tell us why a risk factor is not appropriate.

Response to Comment #3

In response to the Staff’s comment the Company has revised the disclosure on page 27 of the prospectus to explain the additional authorizations that may be required and the time frame and cost to obtain them. The Company has also revised the MD&A section of the prospectus

Securities and Exchange Commission

August 15, 2006

Page Four

to explain the possible ramifications to the Company from delays in obtaining such equipment authorizations and the resulting delay in the commencement of sales of the units. In addition, the Company has added a risk factor to page 7 of the prospectus addressing this matter.

Intellectual Property, page 28

4.	We note that the Non-Final Action had a response due date of June 21, 2006. Since that date has passed, please update to reflect the status of this Action.

Response to Comment #4

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the prospectus to update the status of the non-final action.

5.	We note Mr. Tabankin’s signing over the provisional patent in March, 2006 and that the company has 12 months to complete a full patent filing to back up this provisional application. Please disclose the status of the full patent filing. If the filing has not occurred, please disclose the plans to file such patent.

Response to Comment #5

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the prospectus to disclose the Company’s plans to file a non-provisional patent application on or before March 3, 2007.

Financials Statements

Consolidated Statement of Operations, F-5

6.	We have read your response to comment 26 noting the provisional patent and trade name that were being utilized by LCM were transferred by Ira Tabankin to Catcher, Inc. at the formation for an equity interest in the new entity. This intellectual property appears to have been recorded at fair value and expensed as “acquired research and development”. Your response indicates that Ira Tabankin was the sole shareholder of LCM and has obtained a 36% equity interest in the new entity, Catcher, Inc. as well as the only board position and is one of two members of management. Considering the ownership by Ira Tabankin in LCM and Catcher, Inc. and his continued involvement in the operations of Catcher, Inc., it appears that the intellectual property transferred to Catcher, Inc. should be recorded at the predecessor value which is zero. Please revise.

Securities and Exchange Commission

August 15, 2006

Page Five

Response to Comment #6

In response to the Staff’s comment, the Company has determined that the equity issued to Mr. Tabankin should not have been recorded at fair value. Rather, since LCM is the accounting acquirer, no value should be assigned to the shares. As a result, to reflect this change, the Company has restated its financial statements for all periods presented in the prospectus and has revised the disclosure relating to the shares issued at formation of Catcher, Inc. in the prospectus. Please see Notes 1B and 3 to the Company’s consolidated financial statements contained in the prospectus. In addition, the Company is in the process of restating all other periods impacted by the restatement as presented in its filing on Form 8-K dated August 4, 2006.

Notes to Consolidated Financial Statements

Note 3 - Asset Purchase, F-14

7.	We have read your response to comment 27 noting that you have considered the transaction between LCM and Catcher, Inc. as a business combination accounted for as a reverse acquisition under SFAS 141. We also note you cited paragraph (17) of SFAS 141 as guidance to support LCM as the accounting acquirer. Considering there was no exchange of equity interests, it is not clear how you determined paragraph (17) is applicable. Conversely, it would appear Catcher, Inc. is the accounting acquirer (consistent with paragraph (16) of SFAS 141) as they assumed the $836,000 of outstanding liabilities. Accordingly, the historical financial statements presented should not be that of LCM, but of Catcher, Inc. Please revise.

8.	We also noted your response to comment 27, indicating that you believe EITF 98-3 supports your position that the LCM asset purchase would qualify as a business. The example you cited (specifically, example 4 scenario 5) provides an example situation in which the development activities have progressed into a successful beta version of the product, there has been the achievement of a successful production run, and they are in the process of shipping the product to the customers. Your circumstances are somewhat different; in the second sentence under the section “Revenue” on page 18 of your registration statement, the initial prototype of the “Catcher” product was completed in August 2005 (four months after the LCM transaction). Further, you only recently received orders in the first part of 2006 and production has not begun. It is our position that if the assets transferred (or asset set) is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business. Accordingly, the transaction appears to be a purchase or transfer of assets between related parties (with no step up in basis) and not the acquisition of a business under the guidance of EITF 98-3. Please revise accordingly.

Securities and Exchange Commission

August 15, 2006

Page Six

Response to Comments #7 and #8

In response to the Staff’s comments, the Company respectfully advises the Staff of the following:

•	Mr. Tabankin’s employment with Catcher, Inc. and subscription agreement for shares in Catcher, Inc. were contingent upon the closing of the LCM Technologies, Inc. (“LCM”) asset purchase, a private placement of $4.5 million and the share exchange with US Telesis Holdings, Inc. (“UST”) (these transactions are collectively referred to as the “transactions”). The Company believes that these contingencies tied together the issuance of shares in Catcher, Inc., the LCM asset purchase, the private placement and the share exchange with UST. Therefore, the Company believes that, in substance, Mr. Tabankin was granted shares in Catcher, Inc. for the assets and business continuity of LCM, including employees, supplier and design relationships, customer contacts and intellectual property developed by LCM;

•	Individuals seeking to invest in Mr. Tabankin’s business plan required, as a condition to their willingness to invest in the business, that a new legal entity be formed in order to provide a level of protection for the new investors from unasserted claims and other potential liabilities that may have been present at LCM. Therefore, the Company believes that Catcher, Inc. was established to create a structure to limit the potential exposure to such liabilities;

•	Catcher, Inc. was founded on April 21, 2005, less than two weeks before the simultaneous close of the private placement and share exchange with UST, each of which occurred on May 4, 2005. As noted above, the shares issued by Catcher, Inc. were contingent upon the closing of these transactions. Therefore, the Company believes that, in substance, Catcher, Inc. was formed for the sole purpose of issuing shares to effect a business combination. In addition, given the proximity of these series of transactions, the shares in UST were effectively issued to Mr. Tabankin to complete the acquisition of the assets and business continuity of LCM, including employees, supplier and design relationships, customer contacts and intellectual property developed by LCM, with Catcher, Inc. acting as a pass-through entity. If the contingent transactions failed to satisfactorily close, the result of the contingencies was to put back the equity and assets, intellectual property, etc., effectively returning LCM and Mr. Tabankin to the same position they were in immediately prior to the series of transactions;

Securities and Exchange Commission

August 15, 2006

Page Seven

•	Paragraph 19 of SFAS 141 states that an entity formed to issue equity cannot be the accounting acquirer. The paragraph further states in the case of an entity formed to issue securities that paragraphs 16-18 shall be used in making the determination of the accounting acquirer. This was the basis for determining that paragraph 17 of SFAS 141 was applicable to the transactions.; and

•	The Company believes that a common interpretation of SFAS 141 is that a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities. As indicated above, the Company believes that, in substance, equity securities were issued to Mr. Tabankin who ultimately retained control over the combined entities.

The basis of the Company’s accounting represents the most practical outcome of the collective transactions. If LCM were not deemed to be the acquirer based on the fact that it is in the development stage and not a business, the Company does not believe that Catcher, Inc. (which was established with the sole purpose of acquiring LCM) could be determined the accounting acquirer. This would result in the application of purchase accounting with a step up in the basis of assets acquired by UST. In addition, the historical financial statements and retained earnings of UST would remain intact and exclude the historical costs to develop the Catcher device. The Company believes that the historical financial statements of UST are not relevant or meaningful to the continuing operations of the Company, and that this presentation would be misleading to readers relying on the historical financial statements.

Part II.

Other Exchange Act Filings

9.	Please revise your Forms 10-KSB for the year ended December 31, 2005 and 10-QSB for the quarterly period ended March 31, 2006 (filed April 26, 2006) and any other applicable filings to comply with the comments above.

Response to Comment #9

The Company respectfully informs the Staff that it will, as appropriate, revise its Forms 10-KSB for the year ended December 31, 2005 and 10-QSB for the quarterly period ended March 31, 2006.

*    *     *     *     *     *

Securities and Exchange Commission

August 15, 2006

Page Eight

The Company respectfully requests the Staff’s assistance in completing the review of the Amendment as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.

Please direct any further comments or questions regarding this response letter to me at (858) 720-5103 or my colleague, Nate Jensen, at (858) 720-7912. Our facsimile number is (858) 720-5125.

Sincerely,

/s/ Jeremy D. Glaser

Jeremy D. Glaser